Exhibit 99.2

Kornit Digital (NASDAQ: KRNT)

Fourth Quarter & Full Year 2023 Earnings Conference Call Supporting Slides

February 14, 2024

Kornit Digital. All Rights Reserved.

Kornit Digital

O f i T o d 6 y ’ s C6 l l Ronen Samuel CEO Lauri Hanover CFO Jared Maymon Global Head of IR Kornit Digital. All Rights Reserved.

S a f e H a r b o r Kornit Digital. All Rights Reserved. This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of adverse macro - economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct - to - garment platform ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2022 , filed with the SEC on March 30 , 2023 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Busifiess Highlights Kornit Digital. All Rights Reserved.

2023 Recap – A transformational year



Significant Changes in Our Industry

- Rising cost of capital and shifting consumer preferences
- Industry-wide bloat in inventory and need to improve time to market
- Increased need for sustainable production methods
- Industry shifting focus towards fixing operating models and supply chains
- Ideal supply chain includes lean inventory management
- Backed by fast and constant in-season replenishments

Kornit Digital

Kornit Digital. All Rights Reserved.

2023 Recap – A Transformational Year



Our 2023 Focus Areas which Prepared us for the Next Phase of Long-term Growth

— Strengthening product portfolio

— Broadening applications we serve

— Diversifying our customer base

— Successfully launching Apollo platform

— Expanding direct-to-fabric business

— Optimizing operating model

Kornit Digital

2023 Recap – A Transformational Year

Innovating & Expanding Our Product Portfolio





SYSTEMS
APPLICATIONS
EFFICIENCY & QUALITY
Kornit^{X}



- We brought a wide range of leading solutions at ITMA 2023 after years of major R&D
- Cemented our MAX technology as the new industry standard for quality
- Introduced the Apollo platform for bulk production
- Enhancements to direct-to-fabric products with unprecedented capabilities
- Expanded application reach of Atlas MAX Poly
- Integrated Smart Curing Technology into our mass production solutions
- Major software upgrades to Kornit^{X} platform
- Value-added ancillaries like RSS smart pallet adjustment technology

Kornit Digital. All Rights Reserved.

Kornit Digital

2023 Recap – A Transformational Year

Diversifying Our Customer Base

— Product portfolio providing opportunity to penetrate new market segments

— Examples include bulk apparel, athleisure, fashion, home décor, technical, and footwear

— Diversifying in terms of new geographies, such as India, Latin America, and other key textile production hubs

— Engagement with Tier-1 manufacturers, value-added suppliers, major brands, digital platforms, and retailers

Kornit Digital. All Rights Reserved.

Kornit Digital

2023 Recap – A Transformational Year

Apollo Platform Highlights

- Successfully installed three Apollo beta systems for the peak season
- Delivered on bringing digital production to mainstream with Apollo launch in January
- Feedback from industry leaders on the Apollo has been outstanding
- Apollo pushing boundaries of speed, quality, and sustainability
- Apollo represents a quantum leap in DTG printing technology
- Demonstrated to customers and prospects Apollo's industrial scale at one of the beta sites
- One beta customer plans to add several more Apollos to their facility throughout 2024

Kornit APOLLO Printer




SOLD
Kornit Apollo

Kornit Digital. All Rights Reserved.

2023 Recap –
A Transformational Year

Making Significant Strides in Direct-to-Fabric Market

- New inks unveiled at ITMA and MAX technology creates best-in-class solution
- This market is going through transition to just-in-time sustainable production
- Direct-to-fabric market represents a significant long-term growth opportunity
- Especially as global brands and retailers move to sustainable production and flexibility







Kornit Digital. All Rights Reserved.

2023 Recap – A Transformational Year

Operational Achievements & Adjustments

— Achieved breakeven on adjusted EBITDA despite a more challenging macro environment

— Key factor was consistently strong growth in consumables throughout 2023

— Improvement in impressions and consumables indicates continued digestion of capacity

— We have, and continue to, realign our operating expenses with current market environment

— Initiatives include reducing workforce, adjusting go-to-market strategy, reorganizing certain business segments, changing leadership team, and improving our supply chain

— Expect proactive measures to contribute to our return to consistent profitability

Kornit Digital. All Rights Reserved.

Kornit Digital

Fourth Quarter 2023 Recap

Revenues within guidance range; Adjusted EBITDA margin at the high-end

— Fourth quarter revenues of $56.6 million, within the guidance range provided in November

— Fourth quarter adjusted EBITDA margin of 0.3%, at high-end of the guidance range

— As a reminder, this includes the impact of the fair value of issued warrants

— Despite persistent macroeconomic headwinds, results were driven by a good peak season

— Saw year-over-year growth in impressions; our fourth consecutive quarter of growth

— Consumables revenues grew double-digits year-over-year

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Kornit Digital

Recurring-based Revenue Model for the Apollo

Some Customers Could Benefit from Shifting Capex to Opex

- Releasing Apollo gives us an opportunity to pilot new models for some customers
- Introducing recurring-based revenue model; shifts capex to opex for some customers
- Sets minimum levels of production and reduces barriers to entry
- Provides more predictability/visibility and shortens sales cycles
- Improves our opportunity to address screen printers
- Expect this model to generate $1 million in revenue per system per year

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Kornit Digital

— Further penetration of mainstream bulk production — Expansion of our direct - to - fabric business — Engagement with key demand generators, including brands and digital platforms — Widening range of addressable applications — Growing opportunities in key textile producing regions — Expecting modest revenue growth, modest EBITDA profitability, and positive operating cash flow in 2024 Coficludifig Rem6rks Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. — As you all know, Israel faced a horrific barbaric attack in the second half of 2023 — While some of our people were impacted, we have been resilient — We continued to fully support our customers throughout their most important time of year — Continue to prioritize safety of our people and remain confident in our contingency plans — Thanks to our tremendously dedicated people and for your continued support Coficludifig Rem6rks(cofitifiued) KORNIT STRONG

Fifi6fici6l Highlights Kornit Digital. All Rights Reserved.

• Q4 2023 revenues of $56.6 million within the guidance range of $55 - $60 million • Experienced double - digit growth in consumables sales in Q4 2023 • More than offset by year - over - year declines in systems and services sales, as expected • FY23 revenues declined to $219.8 million due to significantly lower system sales in 2023 • Both consumables and services revenues demonstrated healthy growth in 2023 Revefiues $63.3 $56.6 Q4 Revenues ($M) 2022 2023 Full Year Revenues ($M) $271.5 $219.8 2022 2023 70% 23% Revenues By Region 7% Americas EMEA Asia Pacific Kornit Digital. All Rights Reserved.

Gross Margins

- Q4 2023 non-GAAP gross margin of 48.6% compared to 36.4% in Q4 2022
- Improvement attributed to high-margin consumables comprising lion's share of revenues
- FY23 non-GAAP gross margin of 38.4% increased slightly from 38.2% in 2022
- Driven by higher volumes and ASPs from consumables & solid profitable growth in services
- Offset by sizable decline in systems sales volumes compared to FY22



Non-GAAP Gross Margin
36.4%
48.6%
38.2%
38.4%
Fourth Quarter
Fiscal Year
2022
2023

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Kornit Digital

• Q4 2023 Non - GAAP Operating Expenses: $30.1 million, down from $32.9 million in Q4 2022 • FY23 Non - GAAP Operating Expenses: $127.7 million, down from $145.6 million in FY22 • Continued year - over - year reduction in expenses reflects ongoing cost - savings initiatives Kornit Digital. All Rights Reserved. Oper6tifig Expefises Non - GAAP Operating Expenses ($ in millions) FY 2022 FY2023 Q4 2022 Q4 2023 $50.5 $43.4 $11.8 $9.8 Research & Development $62.5 $56.7 $13.8 $13.4 Sales & Marketing $32.5 $27.6 $7.3 $6.8 General & Administrative $145.6 $127.7 $32.9 $30.1 Total Operating Expenses (1) (1) Figures may not sum due to rounding

Advancing Our Cost Savings Initiatives

- Took decisive actions to advance cost-savings initiatives
- Resulted in $19.1 million restructuring charge in Q4 2023
- Supports strategy to align cost structure with our revenue expectations
- Enable operating leverage as we return to growth
- Included reducing workforce, consolidating facilities, and phasing-out legacy platforms
- Expect restructuring plan to save ~$20 million in operating expenses during FY24 versus FY23

Kornit Digital. All Rights Reserved.

Kornit Digital

P & L K P I ’ s Kornit Digital. All Rights Reserved. FY 2022 FY 2023 Q4 2022 Q4 2023 ($41.8) ($43.3) ($9.9) ($2.6) Non - GAAP Operating Loss ($30.8) ($30.9) ($6.1) $0.2 Adjusted EBITDA (Loss) ($32.6) ($20.4) ($6.6) $3.8 Non - GAAP Net Income (Loss) ($0.66) ($0.42) ($0.13) $0.08 Non - GAAP Basic/Diluted EPS ($79.1) ($64.4) ($35.4) ($22.9) GAAP Net Loss ($1.59) ($1.31) ($0.71) ($0.48) GAAP Basic/Diluted EPS $ in millions, except per share amounts

• At quarter end, cash, including bank deposits and marketable securities, was ~$556 million • Q4 2023 cash generated from operating activities: ~$2.6 million • Accounts receivable increased ~$0.5 million from Q3 2023 • Inventories decreased ~$15.4 million from Q3 2023 • Trade payables decreased ~$2.7 million from Q3 2023 Kornit Digital. All Rights Reserved. B 6 l 6 fi c e S h ee t & C 6 s h F l o w Q4 2022 Q3 2023 Q4 2023 $646.0 $568.6 $555.7 Cash, Deposits & Marketable Securities $67.4 $93.1 $93.6 Accounts Receivable $89.4 $83.1 $67.7 Inventory $14.8 $9.6 $6.9 Trade Payables $ in millions

Share Repurchase Program

- Repurchased ~2.7 million shares for a total of $55.8 million during FY23
- Average price paid per share net of fees was $21.03
- On January 17 our second court approved share repurchase authorization expired
- Obtained Israeli court approval for a new six-month period extending through July
- Allowing us to use the balance of our previously authorized share repurchase program
- This unused balance amounts to ~$19 million
- Given our current enterprise value, plan to continue share repurchasing efforts in Q1 2024

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Kornit Digital

• Consumer environment remains uncertain • Impacts our customer's purchasing appetite and thus our visibility for systems sales • Continue to face challenging macroeconomic environment in 2024, similar to 2023 • We will work proactively with our customers and prospects • Continue to invest in our product portfolio • Further improve our operating model • Macroeconomic headwinds will weigh on our ability to convert leads and plan confidently • That said, we continue to expect modest growth and modest profitability for full year 2024 • Expect to deliver positive operating cash flow for full year 2024 Kornit Digital. All Rights Reserved. Oper6tifig Efivirofimefit

First Quarter 2024 Guidance

- Q1 2024 Revenues:
  - Expected to be in the range of $43 million to $48 million
- Q1 2024 Adjusted EBITDA margin:
  - Expected to be in the range of negative 16% to negative 26% of revenue
- Guidance for revenues and adjusted EBITDA margin is net of the warrants impact

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Kornit Digital

Kornit Digital. All Rights Reserved.

Th6fik Y o u ! Kornit Digital. All Rights Reserved.